

February 2, 2022

BY E-MAIL

Steven B. Boehm
Eversheds Sutherland (US) LLP
700 Sixth Street, NW, Suite 700
Washington, DC 20001-3980

      Re: Runway Growth Credit Fund Inc. File No. 812-14941

Dear Mr. Boehm:

By Form APP-WD filed with the Securities and Exchange Commission on November 5, 2021, you requested, on behalf of applicants, that the above-referenced application, most recently filed on October 21, 2020, be withdrawn. Please be advised that your request for withdrawal has been granted, pursuant to delegated authority.

             Sincerely,

             /s/ Terri G. Jordan

             Terri G. Jordan
             Branch Chief

cc: R. David Spreng, Runway Growth Credit Fund Inc.
       Thomas B. Raterman, Runway Growth Credit Fund Inc.
       Stephani M. Hildebrandt, Esq, Eversheds Sutherland (US) LLP
       Anne G. Oberndorf, Esq., Eversheds Sutherland (US) LLP